

02045293

P E
7/2/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K



SEC MAIL PROCESSING
RECEIVED
JUL 0 3 2002
WASH. D.C.
164
SECTION

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2 July 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

PROCESS
JUL 2 3 2002
THOMSC
FINANCIAL

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]



Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Completion of Disposals
Released	14:07 1 Jul 2002
Number	0066Y

IMMEDIATE **1 July 2002**

Royal & SunAlliance re Completion of Disposals

Royal & SunAlliance confirm that the disposal of their Asset Management Company, announced on 30 April, and their Benelux operations, announced on 17 May, have now completed. Both transactions have completed on their originally announced terms.

–ENDS–

END

Company website



Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	15:01 1 Jul 2002
Number	0140Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

26 June 2002

11) Date company informed

1 July 2002, on receipt of a letter dated 27 June 2002

12) Total holding following this notification

Not disclosed

13) Total percentage holding of issued class following this notification

Not disclosed

14) Any additional information

15) Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16) Name and signature of authorised company official responsible for making this notification

Jan Miller

Group Company Secretary

Date of notification 1 July 2002

END

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Doc re. Form 20-F
Released	17:00 1 Jul 2002
Number	0280Y

Royal & Sun Alliance Insurance Group plc

Form 20-F for the year ended 31 December 2001

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Blocklisting Interim Review
Released	17:20 1 Jul 2002
Number	0345Y

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company

Royal & Sun Alliance Insurance Group plc

2. Name of scheme

Royal & Sun Alliance 1989 Executive Share Option Scheme; Royal & Sun Alliance 1996 Executive Share Option Scheme

3. Period of return:

From 01 January 2002 To 30 June 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

111,117 ordinary shares of 27.5p each

5. Number of shares issued / allotted under scheme during period:

50,814 ordinary shares of 27.5p each

6. Balance under scheme not yet issued / allotted at end of period

60,303 ordinary shares of 27.5p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,841,121 Ordinary shares of 25p each listed October 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,439,943,933 ordinary shares of 27.5p each

Contact for queries

Name	Balbir Kelly
Address	30 Berkeley Square, London, W1J 6EW
Telephone	020 7569 4038

Person making the return

Name	Jan Miller
Position	Group Company Secretary
Signature	

END

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Blocklisting Interim Review
Released	17:24 1 Jul 2002
Number	0349Y

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. *Name of company*

Royal & Sun Alliance Insurance Group plc

2. Name of scheme

Royal & Sun Alliance Savings Related Share Option Scheme

3. Period of return:

From 01 January 2002 To 30 June 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

8,839,485 ordinary shares of 27.5p each

5. Number of shares issued / allotted under scheme during period:

206,307 ordinary shares of 27.5p each

6. Balance under scheme not yet issued / allotted at end of period

8,633,178 ordinary shares of 27.5p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,000,000 ordinary shares of 25p each listed on 3 December 1997. File Ref: A/4837/1997

10,000,000 ordinary shares of 27.5p each listed on 12 December 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,439,943,933 ordinary shares of 27.5p each

Contact for queries

Name	Balbir Kelly
Address	30 Berkeley Square, London, W1J 6EW
Telephone	020 7569 4038

Person making the return

Name	Jan Miller
Position	Group Company Secretary
Signature	

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 2 July 2002

By:



(Signature)*

Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.